October 26, 2018

Thad Huston
Chief Financial Officer
LivaNova PLC
20 Eastbourne Terrace
London, United Kingdom
W2 6LG

       Re: LivaNova PLC
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-37599

Dear Mr. Huston:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery